SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

IAC/INTERACTIVECORP

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

44891N 109

(CUSIP Number)

Marc Treviño, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

(212) 558-4239

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

November 5, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person JOSEPH M. LEVIN

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) Not Applicable

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,411,933

	8	Shared Voting Power 178,986; see Item 5

	9	Sole Dispositive Power 1,411,933; see Item 5

	10	Shared Dispositive Power 0; see Item 5

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,590,919; see Item 5

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13

Percent of Class Represented by Amount in Row (11)
5.5%

Assumes the exercise of stock options to purchase 1,212,500 shares of Common Stock held by Mr. Levin. Based on 79,549,631 shares of Common Stock outstanding as of October 30, 2020, and 3,000,000 shares of restricted Common Stock to be issued to Mr. Levin pursuant to the Award Agreement described herein.

14	Type of Reporting Person (See Instructions) IN

SECURITIES EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Statement of
JOSEPH M. LEVIN

Pursuant to Section 13(d) of the Securities Exchange Act of 1934 in respect of

IAC/INTERACTIVECORP

Item 1. Security and Issuer.

This Report on Schedule 13D relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of IAC/InterActiveCorp (“IAC” or the “Company”), whose principal executive offices are located at 555 West 18th Street, New York, NY 10011.

Item 2. Identity and Background.

This Schedule 13D is being filed by Joseph M. Levin, IAC’s Chief Executive Officer. Mr. Levin’s business address is c/o IAC/InterActiveCorp at 555 West 18th Street, New York, New York 10011.

Mr. Levin is a United States citizen. During the last five years, Mr. Levin has not been: (i) convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On June 30, 2020, pursuant to a Transaction Agreement (the “Transaction Agreement”), dated as of December 19, 2019, as amended, by and among: (i) the Company, formerly known as IAC Holdings, Inc., (ii) the Delaware corporation formerly known as IAC/InterActiveCorp (“Old IAC”) and now known as Match Group, Inc. (“New Match”), (iii) Match Group Holdings II, LLC (formerly known as Valentine Merger Sub LLC), a Delaware limited liability company, and (iv) the Delaware corporation formerly known as Match Group, Inc. (“Old Match”), the parties to the Transaction Agreement completed the separation of the businesses of Old Match from the remaining businesses of Old IAC (the “Separation”) through a series of transactions that resulted in the pre-transaction stockholders of Old IAC owning shares in two, separate public companies—(1) New Match, which retained the businesses of Old Match and certain Old IAC financing subsidiaries, and (2) the Company, which was renamed “IAC/InterActiveCorp” and which retained IAC’s other businesses—and the pre-transaction stockholders of Old Match (other than Old IAC) owning shares in New Match.

In connection with the Separation, Old IAC, through a series of transactions, effected the distribution to Mr. Levin of 130,627 shares of Common Stock in respect of 130,627 shares of common stock of Old IAC that Mr. Levin held immediately before Old IAC effected the Separation transactions, and such shares of Old IAC ceased to be outstanding. In addition: (i) each option to purchase shares of Old IAC Common Stock (“Old IAC Common Stock Option”) that Mr. Levin held immediately before Old IAC effected the Separation transactions, was converted, in part, into an option to purchase an equal number of shares of Common Stock with a spread value based on the spread value applicable to such Old IAC Common Stock Option, subject to certain adjustments, and (ii) each performance-based restricted stock unit in respect of Old IAC Common Stock (an “Old IAC RSU”) that Mr. Levin held immediately before Old IAC effected the Separation transactions was converted into a performance-based restricted stock unit in respect of Common Stock, with the number of shares underlying such award and the performance criteria adjusted to reflect the impact of the Separation transactions, and in each case otherwise subject to the same terms and conditions as the terms and conditions applicable to such Old IAC Stock Option or Old IAC RSU immediately before the Separation. Prior to the Separation, Mr. Levin held (i) 1,212,500 vested Old IAC Common Stock Options that were so converted into 1,212,500 stock options to purchase Common Stock and (ii) 44,943 Old IAC RSUs that were so converted into 147,085 performance-based restricted stock units in respect of Common Stock (the “Converted RSUs”). Upon the subsequent vesting of the Converted RSUs on July 7, 2020, Mr. Levin acquired 68,806 shares of Common Stock in settlement (net of 78,279 shares withheld for tax withholding), which shares received may not be sold until July 7, 2021.

On September 4, 2020, in connection with the long-term estate planning of Mr. Levin and his family, Mr. Levin transferred an aggregate of 199,433 shares of Common Stock to a grantor retained annuity trust (the “2020 GRAT”). Pursuant to the terms of the 2020 GRAT, Mr. Levin serves as its sole trustee (and by virtue of this role, has sole voting and investment power over all shares of Common Stock held indirectly through the 2020 GRAT) and is the sole annuitant during its term, which expires on September 4, 2022. In accordance with the terms of the 2020 GRAT, such trust is obligated to return to Mr. Levin on or about: (i) September 4, 2021, an amount equal to approximately 46% of the initial value contributed to such trust as finally determined for federal gift tax purposes, and (ii) September 4, 2022, an amount equal to 120% of the percentage of the initial value payable in 2021. In both cases, Mr. Levin has the power to satisfy such obligations of the trust, in whole or in part, by the transfer of shares of Common Stock held by the 2020 GRAT to him personally. Following the satisfaction of the annuity obligations to Mr. Levin described above and the expiration of the 2020 GRAT on September 4, 2022, any remaining assets of the 2020 GRAT will be transferred to a trust for the benefit of Mr. Levin’s family.

On November 5, 2020, by virtue of Mr. Levin’s entry into the Voting Agreement described in Item 6 of this Report, Mr. Levin may be deemed to have acquired beneficial ownership of 178,986 shares of Common Stock held by the counterparties to the Voting Agreement.

On November 5, 2020, Mr. Levin and IAC entered into the Restricted Stock Agreement described in Item 6 of this Report (the “Award Agreement”) pursuant to which 3,000,000 shares of restricted Common Stock (“Restricted Shares”) will be issued to Mr. Levin.

Item 4. Purpose of Transaction.

Mr. Levin acquired beneficial ownership of 1,343,127 shares of Common Stock described in this Report on the effective date of the Separation, 68,806 shares of Common Stock on July 7, 2020 and 3,000,000 shares of Common Stock on November 5, 2020 in connection with his entry into the Award Agreement. Mr. Levin may also be deemed to have acquired beneficial ownership of 178,986 shares of Common Stock on November 5, 2020, by virtue of his entry into the Voting Agreement described in Item 6 of this Report.

Depending on market conditions and other factors, Mr. Levin may from time to time: (i) purchase additional shares of Common Stock in the open market or in private transactions or (ii) sell or otherwise dispose of all or some of the shares of Common Stock described herein and as to which he has sole dispositive power, by public or private sale, gift, pledge or otherwise.

Subject to the foregoing, Mr. Levin does not have any current plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D, except that Mr. Levin may dispose of shares of Common Stock to satisfy the exercise price and tax withholding obligations in connection with the exercise of employee stock options.

The information contained in Items 3, 5 and 6 of this Report on Schedule 13D is hereby incorporated by reference herein.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this Report: (i) Mr. Levin beneficially owns (A) 199,433 shares of Common Stock held through the 2020 GRAT and over which Mr. Levin has sole investment power and sole voting power, (B) 1,212,500 shares of Common Stock underlying stock options held directly by Mr. Levin over which Mr. Levin has sole investment power and sole voting power, and (C) 3,000,000 Restricted Shares over which, upon issuance, Mr. Levin will have sole voting power (but will not have dispositive power until vested), and (ii) by virtue of his entry into the Voting Agreement described in Item 6 of this Report, Mr. Levin may be deemed to beneficially own an additional (x) 42,275 shares of Common Stock held by Barry Diller, the Chairman and Senior Executive of IAC, over which Mr. Diller has sole investment power and Mr. Diller and Mr. Levin may be deemed to have shared voting power, and (y) 136,711 shares of Common Stock held by trusts for the benefit of certain members of Mr. Diller’s family (the “Diller Descendants Trusts”), over which Mr. Diller has sole investment power and Diane von Furstenberg (Mr. Diller’s spouse) and Mr. Levin may be deemed to have shared voting power.

Assuming the exercise of stock options to purchase 1,212,500 shares of Common Stock (even if out-of-the-money) held by Mr. Levin, Mr. Levin may be deemed to beneficially own approximately 5.5% of the outstanding Common Stock (calculated in accordance with Rule 13d-3). The foregoing percentage ownership information is based on 79,549,631 shares of Common Stock outstanding as of October 30, 2020, and 3,000,000 Restricted Shares to be issued to Mr. Levin pursuant to the Award Agreement.

By virtue of the Voting Agreement described in Item 6 below, Mr. Levin may be deemed to be a member of a “group” for purposes of Section 13(d) of the Exchange Act, with Mr. Diller and the trusts parties to the Voting Agreement.  This filing shall not be deemed an admission that Mr. Levin, Mr. Diller and such trusts constitute a “group” for purposes of Section 13(d) of the Exchange Act and Mr. Levin expressly disclaims membership in any such group. Mr. Diller is separately filing a Schedule 13D to report his beneficial ownership of shares of Common Stock.

(b) The information contained in Item 5(a) of this Report on Schedule 13D is hereby incorporated by reference herein.

(c) Except as described herein, Mr. Levin has not effected any transactions in the shares of Common Stock during the past 60 days.

(d) Except as described herein, no person other than Mr. Levin has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock beneficially owned by Mr. Levin.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Voting Agreement

On November 5, 2020, Mr. Levin entered into a Voting Agreement (the “Voting Agreement”) with Mr. Diller, and the respective trustees of The Arrow 1999 Trust, dated September 16, 1999, as amended, the Diller Descendants Trusts, and The TALT Trust U/A/D February 17, 2016 (collectively, the “Diller Parties”), providing for the following:

Board Election. The Diller Parties agreed to vote all shares of Common Stock and Class B Common Stock, par value $0.001 per share, of the Company (“Class B Common Stock”) held by them in favor of Mr. Levin’s election to the IAC Board of Directors at each meeting of IAC stockholders at which Mr. Levin stands for election. As of the date of this Report, the outstanding shares of Common Stock and Class B Common Stock held by the Diller Parties represent approximately 41% of the total voting power of all outstanding shares of IAC capital stock. The foregoing percentage is based on 79,549,631 shares of Common Stock and 5,789,499 shares of Class B Common Stock outstanding as of October 30, 2020, and 3,000,000 Restricted Shares to be issued to Mr. Levin pursuant to the Award Agreement.

Contingent Matters. Prior to the vote being taken on specified Contingent Matters submitted for the approval of IAC’s stockholders, Mr. Diller (or following Mr. Diller’s death or disability or Mr. Diller ceasing to serve as a director or executive officer of IAC, Alexander von Furstenberg or his successor), in consultation with the other Diller Parties, and Mr. Levin will seek agreement on how to vote the shares of Common Stock and Class B Common Stock held by the Diller Parties. If agreement is not reached to support the proposal, the Diller Parties will vote all shares of Common Stock and Class B Common Stock held by them against the proposal. The “Contingent Matters” subject to the above-described provisions include: (i) a material acquisition or disposition of any assets or business by IAC or its subsidiaries, (ii) the entry into a material new line of business and (iii) the spin-off or split off to stockholders of (or similar transaction involving) a material business of the Company (excluding Vimeo, Inc.).

Right of First Discussion. If any of the Diller Parties determines to sell shares of Class B Common Stock to a person other than a Permitted Holder (as defined in the IAC/InterActiveCorp 2018 Stock and Annual Incentive Plan), they will discuss selling the shares to Mr. Levin before selling to another party.

Termination. The Voting Agreement will automatically terminate upon a Change-in-Control of IAC (as defined in the Award Agreement) or the termination of Mr. Levin’s employment with IAC.

The above summary is not complete and is qualified in its entirety by reference to the full text of the Voting Agreement, which is attached hereto as Exhibit 1 and incorporated herein by reference.

Restricted Stock Award Agreement

On November 5, 2020, Mr. Levin entered into a Restricted Stock Award Agreement (the “Award Agreement”) with the Company. The Award Agreement provides for a grant of 3,000,000 Restricted Shares, that cliff vest on the ten-year anniversary of the grant date based on satisfaction of the stock price targets set forth below and Mr. Levin’s continued employment through the vesting date.

IAC Stock Price	Number of Shares Vesting
less than $157.99	0
$157.99	500,000
$201.04	2,000,000
$254.37	2,750,000
$320.12 or greater	3,000,000

Mr. Levin may request an extension of the measurement period from 10 to 12 years in accordance with the terms of the Employment Agreement (as defined below) and IAC will consider the request in light of the circumstances at the time of Mr. Levin’s request.

Mr. Levin may elect to accelerate vesting of the Restricted Shares, effective on the 6th, 7th, 8th or 9th anniversary of the grant date, in which case performance will be measured through such date, and Mr. Levin will receive a pro-rated portion of the award (based on the years elapsed from the grant date) and any remaining shares will be forfeited. The applicable stock price goals are proportionately lower on the earlier vesting dates. Mr. Levin is not permitted to transfer any shares that vest pursuant to an early vesting election until the tenth anniversary of the grant date.

Upon a termination of Mr. Levin’s employment without Cause or for Good Reason (each as defined in the Employment Agreement entered into between Mr. Levin and the Company on November 5, 2020 (the “Employment Agreement”)) on prior to the fourth anniversary of the grant date, 1,500,000 of the Restricted Shares will vest. Upon a termination without Cause or for Good Reason after the fourth anniversary of the grant date, a pro-rata portion of the Restricted Shares will vest based on the product obtained by multiplying (1) 3,000,000 by (2) a fraction, (a) the numerator of which equals the sum (not to exceed 120) of (i) the number of full and partial months from the grant date through the employment termination date and (ii) twenty-four, and (b) the denominator of which equals 120.

In the event of Mr. Levin’s death or disability, the Restricted Shares will vest based on stock price performance through the date of employment termination (taking into account the shortened performance period), subject to pro-ration based on the portion of the ten-year term that has elapsed through the termination date. In addition, the Restricted Shares will vest in full upon a Change in Control (as defined in the Award Agreement).

Mr. Levin has the right, upon their issuance, to vote the Restricted Shares prior to vesting and will be entitled to receive ordinary course cash dividends (on a current, unrestricted basis) on the number of shares that would vest on the dividend record date based on stock price performance through the record date. Under the terms of the Award Agreement, Mr. Levin will share (by forfeiting shares otherwise earned) with employees of IAC and its subsidiaries a portion of the value that he realizes if and to the extent that the award vests, with Mr. Levin sharing a greater proportion of the value increase at higher levels of stock price achievement. The Award Agreement also provides for the adjustment of the Restricted Shares in the event that IAC spins off Vimeo, Inc.

The above summary is not complete and is qualified in its entirety by reference to the full text of the Award Agreement, which is attached hereto as Exhibit 2 and incorporated herein by reference.

Item 7. `Material to Be Filed as Exhibits.

Exhibit No.	Description
1.	Voting Agreement, dated as of November 5, 2020, by and among Barry Diller, The Arrow 1999 Trust, dated September 16, 1999, as amended, The AVF Trust U/A/D February 17, 2016, The TVF Trust U/A/D February 17, 2016, The TALT Trust U/A/D February 17, 2016, and Joseph M. Levin (filed as Exhibit 99.1 to IAC/InterActiveCorp’s Current Report on Form 8-K filed with the Commission on November 6, 2020, and incorporated herein by reference).

2.	Restricted Stock Agreement, dated as of November 5, 2020, between IAC/InterActiveCorp and Joseph Levin (filed as Exhibit 10.2 to IAC/InterActiveCorp’s Current Report on Form 8-K filed with the Commission on November 6, 2020, and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 10, 2020

/s/ Joseph M. Levin
Joseph M. Levin